SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

2004 First Quarter Report

2

News Release - FNX Mining Reports $1.3 Million Earnings in Q1-2004 - Dated May 5, 2004

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 5, 2004

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

         Dave Constable

         Vice President

3

FNX Mining Company Inc.

2004 First Quarter Report

COMMERCIAL PRODUCTION DECLARED AT McCREEDY WEST

Highlights:

  Earnings of $1.3 million or $0.03 per share

  Provisions for non-cash taxes of $0.9 million reduced quarterly earnings by $0.02 per share

  Closing cash of $47.7 million with no debt

  Revenue during the period was $9.5 million with average revenue of $240 per ton of ore shipped to the custom mill

  Cash operating costs, a non-GAAP measure explained below, totaled $4.5 million and averaged $114 per ton of ore

  Cash operating costs, a non-GAAP measure explained below, were US$2.69 per pound of nickel net of by-product credits

  Cash operating margin, a non-GAAP measure explained below, totaled $5.0 million and averaged $126 per ton of ore

  Declared commercial production January 1, 2004 at the McCreedy West Mine for mining commencing November 1, 2003

  Feasibility studies initiated at Levack Mine (Phase 2 Production) and at the McCreedy West PM Deposit (Phase 3 Production)

  Continued exploration success at Norman 2000 Deposit - planning underground advanced exploration program

Consolidated Financial Results (Cdn$000's, except per share data):

Three months ended

March 31, 2004

March 31, 2003

Revenue

        $ 9,511

      $      -

Earnings

           1,311

        (1,560)

Earnings per share

          $ 0.03

       $ (0.04)

Production:

Three months ended

January 31, 2004

January 31, 2003

Operating statistics (100% level):

Ore produced (tons)

     42,098

 -

Ore shipped (tons)

     39,539

 -

Ni ore shipped (tons)

     36,725

 -

Ni ore grade (% nickel)

           1.9

 -

Cu ore shipped (tons)

       2,814

Cu ore grade (% copper)

           6.8

 -

Payable nickel (lbs.)

   952,342

 -

Payable copper (lbs.)

   509,893

 -

Cash Cost per Pound Nickel Shipped (November 2003 to January 2004):

(Cdn$000's, except per pound data)

Three months ended

January 31, 2004

January 31, 2003

Cash operating costs

    $ 4,503

         $     -

By-product credits

     (1,100)

                -

Total

    $ 3,403

         $     -

Cash cost per pound nickel (US$)

    $ 2.69

         $      -

Non cash costs  (US$)                                            0.65

                 -

Total cost per pound nickel (US$)

    $ 3.34

         $      -

Cash costs represent the economic marginal cost to produce a given unit of output.  For McCreedy West, all cash operating costs (operating cost of $5.3 million, less $0.8 million mine depreciation, or $4.5 million) are reduced for by-product revenue receipts ($1.1 million).  This result is divided by the recovered nickel for the period (952,342 pounds) and converted to US dollars (US $2.69/lb nickel).  This number can be compared to the average revenue received per pound nickel (US $6.65) in the period as a measure of cash generated by the mine.

Management Discussion and Analysis

Mining

Commercial production was declared at the Sudbury Joint Venture ("SJV") commencing with November 1, 2003 production.  Revenue for nickel, copper and gold is recognized two months after the month in which ore is shipped to the mill, e.g. revenue from November 2003 shipments is recognized in January 2004.

Costs for ore shipped to the mill and not yet recognized in the income statement are included in Ore in Process in the balance sheet.  Production costs related to unshipped ore are included in Inventory in the balance sheet.

Ore produced over the November 1, 2003 to January 31, 2004 period was 42,098 tons.  Ore shipped to Inco amounted to 39,539 tons.  Nickel ore shipped was 36,725 tons grading 1.9% nickel, 0.3% copper and 0.06% cobalt.  Copper ore shipped was 2,814 tons grading 6.8% copper, 0.8% nickel and 0.14 ounces per ton TPM (platinum, palladium and gold).  The average grades are higher than forecast as the mining sequence provided less development ore than forecast.  Ore shipped in February and March 2004, totaling 47,000 tons, represented 119% of the first quarter's shipments of 39,539 tons.

Exploration

During the first quarter of 2004, a total of 46,530 feet of drilling was completed in 74 holes on the McCreedy West, Levack and Norman properties.  During the quarter, 56 underground holes were completed at McCreedy West for a total of 21,490 ft, including 20 holes (13,215ft.) designated as exploration and 36 holes (8,275ft.) drilled for development purposes.  Underground access to the Levack mine was achieved via the 1600 Level drift from McCreedy West and three holes (2,830 ft.) were drilled from underground locations with an additional two holes (4,231 ft.) from surface locations for exploration purposes.

During the reporting period, 4,112 core samples were submitted for assay.

The current drilling program at McCreedy West is focused on expanding the Inter Main Deposit, upgrading the inferred resources and also carrying out infill drilling to assist in mine planning.  The Inter Main footwall ramp from the 950 Level to the 1450 Level was completed and the 1150 Level development within the Deposit is accessing more work faces to support increased production.  Continuing exploration and definition of the PM Deposit will continue in order to support a feasibility study for this Deposit. Increasing access to more underground platforms at Levack will accelerate the rate of underground drilling on this property, while surface drilling continues on other Levack targets.  Infill drilling of the 2000 Deposit at Norman is scheduled to be completed in the second quarter of 2004.  Drilling will continue on the North Range Footwall targets below the McCreedy West and Levack Mines in the search for copper and precious metal deposits.

Financial Review

The Company accounts for the SJV on a 100% consolidated basis, although its ownership interest is 75% of the SJV.  The remaining 25% ownership interest is accounted for as a minority interest in the revenue and expenses of the SJV.

First quarter revenue from ore shipments November 1, 2003 to January 31, 2004 was $9.5 million. Average nickel (US$6.65 per pound) and copper (US$1.20 per pound) prices received in the quarter were well above planned prices of US$5.00 per pound for nickel and US$1.00 per pound for copper.  These price improvements generated $2.2 million more revenue than the SJV planned in the first quarter.

Milling and treatment charges were within expectations on a per ton basis.  Mining costs were lower than forecast as the workforce productivity increased at a greater rate than forecast.  Total cash operating costs per ton were $114 in the quarter, slightly better than those planned.  This non-GAAP measure is calculated by dividing cash operating costs of material shipped ($4.5 million) by tons shipped (39,539).  By-product credits were better than expected due to strong commodity prices.  Cash operating margin of $126 per ton is the difference between revenue ($240 per ton) and cash operating cost ($114 per ton).

Non-cash mining costs of $0.8 million amounted to US$0.65 per pound of nickel produced in the quarter.  This cost could change with mining rate, asset additions, or changes in reserves.  The per pound cost could change with ore grade and the US:Canadian  dollar exchange rate.

Administration costs of $0.8 million increased with additional employees added to the corporate staff and increased investor relations efforts in the US, Europe and Canada.  Exploration administration costs of $0.4 million increased as new hires late in 2003 were recognized in the first quarter of 2004.

Stock options are a non-cash charge and decreased in the quarter to a nominal amount from $1.2 million in the first quarter of 2003.  Many of the options were granted by early in 2003 and had been expensed by the end of 2003.  Some stock options granted in late 2004 were cancelled and the associated expense of these options was reversed in the first quarter of 2004.

Interest income of $0.3 million in the first quarter of 2004 increased from $0.2 million in the first quarter of 2003 as a result of increased cash balances.

The minority interest expense of $1.0 million in the first quarter of 2004 increased from a nominal amount in the first quarter of 2003.  This expense related to the 25% interest in the revenue and operating expenses of the SJV not owned by the Company.  Most of this expense item relates to mine operations, with less than $0.1 million in the first quarter of 2004 related to exploration administration.

Provision for a non-cash tax expense of $0.9 million ($0.02 per share) was recognized in the quarter. The Company does not expect to pay cash taxes for several years, and not until previous tax losses are used. This expense item represents different recognition periods of profits for tax and accounting.

Financial Condition

Cash of $47.7 million at March 31, 2004 decreased by $4.9 million in the quarter from $52.5 million at December 31, 2003.  The Company's share of cash receipts from production was $4.6 million.  This balance represents 60% of the cash receipts from production. The first $14 million of cash receipts from production will be distributed 60% to the Company and 40% to Dynatec.  After the first $14 million is distributed, future SJV cash will be distributed 75% to the Company and 25% to Dynatec. The Company expects the initial $14 million of SJV cash distribution to be completed in the second quarter of 2004.

The Company funded $7.6 million of SJV expenses, its 75% share of all SJV work in the quarter. The funding was distributed $2.8 million to production-related items (Inventory, Ore in Process, Operating Cost), $2.1 million to mine capital, $2.4 million to exploration and $0.3 million to exploration administration.

Administration spending was $0.8 million in the quarter.  Interest income was $0.3 million and receipts from stock options exercised were $0.1 million.  Corporate working capital increased by $1.5 million as payables were reduced by $1.1 million while receivables and pre-paids were increased by $0.4 million.

The Company has no debt.

Outlook

The SJV is making good progress toward its planned target of 1,000 tons per day production by mid-2004.  Payable metal from 2004 mining is expected to be about 7.0 million pounds of nickel and 3.7 million pounds of copper.  The expected cash cost per pound nickel is planned at US$2.98 and the Company anticipates this number should be achieved.  Higher by-product prices and slightly lower mining costs would lead to a longer term decrease in this cost number.

Nickel and copper prices were strong during the first quarter of 2004, but nickel prices recently declined to approximately US$5.00.  Market sentiment regarding fears of a US interest rate increase, Chinese comments about cooling off a hot economy, and switching to substitute products were cited as concerns.  However, fundamental strength in the price is anticipated as continued strength in the Asian and US economies should generate demand for metal while inventories remain low.

Recent weakness in the Canadian dollar against the US dollar is seen as continuing in the near term.  However, market concerns of Canadian economic under-performance relative to the US indicates that at present, little scope is expected for a weaker US dollar against the Canadian dollar.

The Company's first quarter as a commercial mining company has been successful on all levels.  Good commodity prices, favourable operating results and a strong growth profile provide the basis for continuing strong performance.

These financial statements have been prepared by Management of FNX Mining Company Inc. and have not been reviewed by the auditor of FNX Mining Company Inc.

On behalf of the Board

Terry MacGibbon

President and Chief Executive Officer

May 4, 2004

FNX Mining Company Inc.

Consolidated Balance Sheets

(Canadian dollars in 000's)

(Unaudited)

      As at

             As at

March 31,

 December 31,

      2004                       2003

ASSETS

Current assets:

Cash and cash equivalents

$ 47,682

        $ 52,536

Short-term deposits

     1,126

 1,121

Accounts receivable

     3,429

 2,864

Ore in process (Note 2)

     3,413

 2,106

Inventories (Note 2)

        484

    400

Prepaid and other

        629

    689

   56,763

59,716

Mining property (Note 3)

    25,051

23,695

Mineral exploration properties (Note 4)

    27,109

23,816

Capital assets

         167

                 191

$ 109,090

       $ 107,418

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Accounts payable and accrued liabilities

   $ 1,900

$ 3,041

Future tax

         924

     -

Minority interest (Note 5)

    15,085

 14,599

Shareholders' equity (Note 6):

Capital stock

  106,170

          106,073

Stock options  (Note 7)

      6,732

  6,737

Deficit

   (21,721)

          (23,032)

    91,181

89,778

$ 109,090

       $ 107,418

 The accompanying notes are an integral part of these consolidated financial statements.

FNX Mining Company Inc.

Consolidated Statements of Operations and Deficit

(Canadian dollars in 000's, except per share data)

(Unaudited)

             Three months ended

        March 31,      March 31,

   2004

  2003

Revenue

        $ 9,511

           $      -

Operating costs

           5,330

       -

           4,181

       -

Expenses:

Administration

757

    408

Exploration administration

433

    203

Stock options

  18

 1,150

Amortization

  24

      25

Interest income

           (288)

   (204)

             944

  1,582

Earnings (loss) before minority interest

          3,237

            (1,582)

Minority interest

         (1,002)

                  22

Earnings (loss) before income taxes

          2,235

            (1,560)

Income taxes:

Future

924

Net earnings (loss) for the period

         1,311

(1,560)

Deficit - beginning of period

      (23,032)

          (12,955)

Deficit - end of period

   $ (21,721)

       $ (14,515)

 Net earnings (loss) per share - basic and diluted

        $ 0.03                $ (0.04)

The accompanying notes are an integral part of these consolidated financial statements.

FNX Mining Company Inc.

Consolidated Statement of Cash Flows

(Canadian dollars in 000's)

(Unaudited)

            Three months ended

        March 31,

      March 31,

   2004

             2003

Cash provided by (used for):

Operating activities:

Net earnings (loss) for the period

          $ 1,311

        $ (1,560)

Items not involving cash:

   Amortization (mining)

    827

       -

   Amortization (corporate)

      24

     25

   Stock based compensation

      18

            1,150

   Taxes

    924

       -

Minority interest

  1,002

    (22)

Net change in non-cash working capital

(2,839)

               615

  1,267

               208

Investing activities:

Short-term deposits

        (5)

  (326)

Purchase of capital assets

       -

    (51)

Mine assets

 (2,381)

       -

Exploration expenditures

 (3,293)

           (5,887)

 (5,679)

           (6,264)

Financing activities:

Common shares issued

     74

 2,944

Minority interest

  (516)

             1,493

  (442)

             4,437

Decrease in cash during the period

 (4,854)

           (1,619)

Cash - beginning of period

  52,536                       30,159

Cash - end of period

$ 47,682

       $ 28,540

Supplemental cash flow information:

Interest paid

            $          6

        $

        2

Income taxes paid

            $          -

        $

        -

The accompanying notes are an integral part of these consolidated financial statements.

FNX MINING COMPANY INC.

Notes to the Financial Statements

For the period ending March 31, 2004

(unaudited)

(Canadian dollars in 000's, except per share data)

1.

Accounting Policies

The interim financial statements presented herein follow the same accounting policies and their methods of application as the 2003 financial statements. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's 2003 audited financial statements and the accompanying notes contained in the Company's Annual Report.

2.

Ore in Process and Inventory

(Canadian dollars in 000's)

Ore in Process includes ore shipped for which revenue has not yet been recognized.  Balances in the account include mining and haulage costs, depreciation and amortization.

        March 31,     December 31,

  2004

                 2003

Cash costs

          $ 2,702

      $ 1,593

Non-cash costs

   711

            513

Total

          $ 3,413

      $ 2,106

Inventory includes ore mined and not yet shipped.  Balances in the account include mining costs, depreciation and amortization.

        March 31,    December 31,

1

     2003

Cash costs

$ 383

        $ 300

Non-cash costs

   101

           100

Total

$ 484

        $ 400

3.

Mining Property

 (Canadian dollars in 000's)

   March 31, 2004            December 31, 2003

                           Accumulated

Cost                    Amortization      Net                   Net

Property and development

$17,524

      $ 889

$16,635            $15,726

Equipment

    9,165

         749

    8,416

   7,969

$26,689

     $1,638

$25,051

            $23,695

4.

Mineral Exploration Properties

(Canadian dollars in 000's)

          March 31,    December 31,

     2004

                  2003

Sudbury Basin

McCreedy West

10,653

9,989

Levack

  5,197

3,676

Victoria

  2,847

2,823

Norman

  6,942

6,024

Kirkwood

     199

   196

North Range Footwall

   1,271            1,108

 27,109          23,816

5.

Minority Interest

(Canadian dollars in 000's)

Balance December 31, 2003

14,599

Net earnings to Minority Interest

  1,002

Cash contributions by Minority Interest

  2,530

Cash distributions to Minority Interest

 (3,046)

Balance, March 31, 2004

15,085

6.

Capital Stock

(Canadian dollars in 000's, except share data)

Common shares:

(a)

Authorized -  Unlimited common shares

(b)

Issued

Number of

Common

Shares

Consideration

________________________________________________________________________

Balance December 31, 2003

     47,415,169

$

106,073

________________________________________________________________________

Issued during 2004:

Stock options exercised to March 31

            91,000

       74

Transfer from contributed surplus for stock options

-

23

________________________________________________________________________

Balance March 31, 2004

      47,506,169

$

   106,170

________________________________________________________________________

7.

Stock Options

(Canadian dollars in 000's, except option data)

Balance December 31, 2003

6,737

Income Statement

     18

Transfer to Common shares

    (23)

Balance March 31, 2004

6,732

The following table reflects the status of the share option plan and activity for the three-month period ended March 31, 2004.

Weighted Average

Options

Price

Outstanding, December 31, 2003

2,993,000

$5.31

Cancelled during the quarter

  (250,000)

$8.50

Exercised during the quarter

    (91,000)

$0.80

Outstanding, March 31, 2004

 2,652,000

$5.16

The Company expenses options.

8.

Comparative Figures

Certain of the 2003 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2004.

Corporate Information

Directors

Officers

James W. Ashcroft

Terry MacGibbon

Consulting Mining

President and CEO

Engineer

Former President,

John C. Ross, C.A.

Ontario Division,

Chief Financial Officer

Inco Limited

James M. Patterson Ph. D, P Geo.

Wayne G. Beach

Vice President Exploration

Barrister and Solicitor

David W. Constable

Robert D. Cudney

                        Vice President Investor

President and CEO

Relations and

of Northfield Capital

Corporate Affairs

Corporation

Gord Morrison

Duncan Gibson

Director of Exploration

Former Vice Chairman

TD Bank Financial Group

John Lydall

Former Managing Director

Investment Banking

National Bank Financial

Terry MacGibbon

President and CEO

Hon. Frank McKenna

Counsel

McInnes Cooper

Terrence Podolsky

Consulting Geologist

Former VP Exploration,

Inco Limited

Donald M. Ross

Chairman of Jones

Gable & Company

Head Office

Sudbury Field Office

55 University Avenue

1300 Kelly Lake Road

Suite 700

Sudbury, Ontario, Canada

Toronto, Ontario, Canada

P3E 5P4

M5J 2H7

Tel      416 628 5929

Tel      705 671 1779

Fax     416 360 0550

Fax     705 671 1137

Bank

Transfer Agent

The Royal Bank of Canada

CIBC Mellon Trust Company

Royal Bank Plaza

320 Bay Street

Toronto, Ontario

PO Box 903

M5J 2J5

Toronto, Ontario

M5H 4A6

Counsel

US Counsel

Goodman and Carr LLP

Skadden, Arps, Slate, Meagher & Flow LLP

Suite 2300

Royal Bank Plaza, North Tower

200 King Street West

Suite 1820

Toronto, Ontario

Toronto, Ontario

M5H 3W5

M5J 2J4

Auditors

KPMG LLP

Suite 3300

Commerce Court West

199 Bay Street

Toronto, Ontario

M5L 1B2

Listing

Toronto Stock Exchange

American Stock Exchange

Symbol "FNX"

Capitalization:

$338 million

(March 31, 2004)

Issued and

Outstanding Shares:

Fully Diluted Shares:

47,506,169

50,158,169

(May 4, 2004)

           (May 4, 2004)

Email:

info@fnxmining.com

Web Site:

www.fnxmining.com

FNX Mining Reports $1.3 Million Earnings in Q1-2004

TORONTO: May 5, 2004 - FNX Mining Company Inc. (FNX-TSX/AMEX) reports earnings after tax of $1.3 million or $0.03 per share for the first quarter of 2004 compared to a loss of $1.6 million or $0.04 per share in the same period of 2003.

The Q1-2004 results represent the Company's initial reporting period of commercial production from operations at its 75%-owned McCreedy West Mine located in the Sudbury mining camp, northern Ontario, Canada. The Company accounts for the Sudbury operations on a 100% consolidated basis, with the remaining 25% ownership interest accounted for as a minority interest.

HIGHLIGHTS:

  Earnings after tax of $1.3 million or $0.03 per share

  Provisions for non-cash taxes of $0.9 million reduced quarterly earnings by $0.02 per share

  Closing cash of $47.7 million with no debt

  Revenue during the period was $9.5 million with average revenue of $240 per ton of ore shipped to the custom mill

  Cash operating costs totaled $4.5 million and averaged $114 per ton of ore

  Cash operating costs were US$2.69 per pound of nickel net of by-product credits

  Cash operating margin totaled $5.0 million and averaged $126 per ton of ore

  Declared commercial production January 1, 2004 at the McCreedy West Mine for mining commencing November 1, 2003

  On schedule to achieve 1,000 tons per day Phase 1 Production target at McCreedy West Mine

  Feasibility studies initiated at Levack Mine (Phase 2 Production) and at the McCreedy West PM Deposit (Phase 3 Production)

  Continued exploration success at Norman 2000 Deposit - planning underground advanced exploration program

Note: Currencies are in Canadian dollars unless indicated otherwise. All production numbers are for 100% of operations. Cash operating costs, cash operating margins and cash costs per pound are non-GAPP measures. Cash operating costs represent the economic marginal cost to produce a given unit of output and cash operating margin is the difference between revenue and cash operating costs.

Provisions for a non-cash tax expense of $0.9 million was recognized in Q1-2004, reducing the after tax earnings by $0.02 per share. The Company does not expect to pay taxes this year and not until all previous tax losses have been exhausted.

Revenues from operations during the first quarter of 2004 totaled $9.5 million with a cash operating margin of $5.0 million, compared to nil revenues in the first quarter of 2003. Revenue per ton of ore was $240, while cash mining, processing and treatment costs were $4.5 million or $114 per ton for a cash operating margin of $126 per ton of ore.

The Company had cash of $47.7 million at March 31, 2004, a decrease of $4.9 million in the quarter from $52.5 million at December 31, 2003.  The Company had no debt and working capital was $54.8 million at the end of the period.

The first $14 million of cash receipts from the Sudbury operations will be distributed 60% to the Company and 40% to its joint venture partner, Dynatec Corporation.  This threshold is expected to be reached in Q2-2004, after which, cash receipts will be distributed 75% to the Company and 25% to Dynatec.

Ore mined during the reporting period was 42,098 tons, while 39,539 tons were shipped to the mill for processing.  The 36,725 tons of nickel ore shipped graded 1.9% Ni, 0.3% Cu and 0.06% Co.  Copper ore shipped totaled 2,814 tons averaging 6.8% Cu, 0.8% Ni and 0.14 oz/ton platinum + palladium + gold.  During the first quarter, payable nickel production was 952,342 pounds and payable copper was 509,893 pounds.  The cash cost per pound of nickel net of by-product credits was US$2.69. An average nickel price during the quarter of US$6.65 per pound provided a cash operating margin of US$3.96 per pound of nickel.

The Phase 1 Production target of 1,000 tons per day at the McCreedy West Mine will be achieved ahead of schedule and Q-2 2004 production is expected to nearly double that of Q-1 2004. The Company expects to achieve it fiscal 2004 production forecast of 300,000 tons of ore yielding 7.0 million pounds of nickel and 3.7 million pounds of copper and to meet or better its forecast average cash cost per pound nickel of US$2.98.

FNX Mining will be hosting a Q1-2004 conference call at 4:00pm Eastern Time on Wednesday, May 5th, 2004. The number to call is 416-405-8532 for local calls and 877-295-2825 for North American toll free calls; ask for the FNX Mining conference call.  For the conference call replay dial 416-695-5800 or 800-408-3053. The access code is 3047770. The replay will be available until midnight April 14th.  Slides will be available at the commencement of the conference call at: www.fnxmining.com.

The complete Q1-2004 financial statements and accompanying notes can be accessed at:         www.fnxmining.com.

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company's ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,